                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                  -------------

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (Translation of Name of Issuer Into English)


                      AES COMUNICACIONES DE VENEZUELA, C.A.
                           a company jointly owned by
                               The AES Corporation
                                       and
                              Corporacion EDC, C.A.
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))


                           AMERICAN DEPOSITARY SHARES
              (EACH REPRESENTING 7 CLASS D SHARES OF COMMON STOCK,
                   Nominal Value Bs. 36.90182224915 Per Share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                204421101 (ADSs)
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                                 (CUSIP Number)

       Barry J. Sharp, Senior Vice President and Chief Financial Officer, The AES Corporation, 1001 North 19th Street Arlington, Virginia 22209;
                               Tel: (703) 522-1315

                                    Copy to:

          Michael E. Gizang, Skadden, Arps, Slate, Meagher & Flom LLP,
                     Four Times Square, New York, NY 10036;
                               Tel: (212) 735-2704
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
 Transaction Valuation*                                 Amount of Filing Fee
    $685,606,656(1)                                       $137,121.33 (2)

* Set forth the amount on which the filing fee is calculated and state how it was determined.

     (1) The transaction value is calculated by multiplying the amount of ADSs being sought by the offerors, 28,566,944, by the offer price per ADS, $24.00.

     (2) The amount of filing fee is calculated by multiplying the transaction valuation, $685,606,656, by 0.0002 pursuant to Rule 0-11(d) under the Exchange Act of 1934, as amended.

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[X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $137,121.33
Form or Registration No.:  Tender Offer Statement on Schedule TO

Filing Party:  AES Comunicaciones de Venezuela, C.A.
Date Filed:    September 25, 2001


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 25, 2001 and as amended and supplemented prior to the date hereof (the "Schedule TO") by AES Comunicaciones de Venezuela, C.A. (the "Purchaser"), a Venezuelan company jointly owned by The AES Corporation and Corporacion EDC, C.A., relating to the offer by the Purchaser to purchase 28,566,944 American Depositary Shares ("ADSs") of Compania Anonima Nacional Telefonos de Venezuela (CANTV) ("CANTV"), each ADS representing 7 Class D Shares of common stock of CANTV, for $24.00 in cash per ADS, on the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated September 25, 2001, as amended, and the related ADS Letter of Transmittal, which were attached to the Schedule TO as Exhibits (a)(1)A. and (a)(1)B., respectively (collectively referred to as the "U.S. Offer").

     ALL THE INFORMATION IN THE U.S. OFFER TO PURCHASE AND THE RELATED ADS LETTER OF TRANSMITTAL AND ANY SUPPLEMENT OR AMENDMENT THERETO RELATED TO THE U.S. OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE PURCHASER IS INCORPORATED HEREIN BY REFERENCE IN RESPONSE TO ITEMS 1-11 OF SCHEDULE TO.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     On October 25, 2001, The AES Corporation issued a press release announcing that the Purchaser had extended the expiration date of the U.S. Offer to 5:00 pm New York City time (6:00 pm Caracas time) on Friday, November 23, 2001. A copy of the press release is filed herewith as Exhibit (a)(1)L. and the information set forth in the press release in incorporated herein by reference.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)L.  Text of press release issued October 25, 2001.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 26, 2001                 AES Comunicaciones de Venezuela, C.A.

                                       /s/ Paul Hanrahan
                                       ------------------------------------
                                       Name: Paul Hanrahan
                                       Title:  Director



Date: October 26, 2001                 The AES Corporation

                                       /s/ Paul Hanrahan
                                       ------------------------------------
                                       Name: Paul Hanrahan
                                       Title: Executive Vice President



Date: October 26, 2001                 Corporacion EDC, C.A.

                                       /s/ Paul Hanrahan
                                       ------------------------------------
                                       Name: Paul Hanrahan
                                       Title:  Director


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                                  EXHIBIT INDEX

Exhibit
Number          Description
--------------------------------------------------------------------------------

(a)(1)A.        U.S. Offer to Purchase dated September 25, 2001*

(a)(1)B.        ADS Letter of Transmittal*

(a)(1)C. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)D. Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*

(a)(1)E. Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs*

(a)(1)F.        Notice of Guaranteed Delivery*

(a)(1)G.        Text of press release announcing intention to commence the U.S.
                and Venezuelan offers, dated August 29, 2001*

(a)(1)H. Summary Advertisement as published in The New York Times on September 25, 2001*

(a)(1)I. Text of press release announcing commencement of U.S. and Venezuelan offers, dated September 25, 2001*

(a)(1)J. Text of Notice sent by the Purchaser to ADS holders on October 9, 2001*

(a)(1)K. Text of Notice sent by the Purchaser to ADS holders dated October 12, 2001*

(a)(1)L.        Text of press release issued October 25, 2001

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*    Previously Filed